GRUPO TMM COMPANY CONTACT: Juan Fernandez, Director of Finance (juan. fernandez@tmm.com.mx) 011-525-55-629-8778	AT DRESNER CORPORATE SERVICES: Kristine Walczak (general investors, analysts and media) (kwalczak@dresnerco.com) 312-726-3600

Brad Skinner, Senior Vice President Investor Relations 011-525-55-629-8725 203-247-2420 (brad.skinner@tmm.com.mx)	AT PROA STRUCTURA: Marco Provencio 011-525-55-629-8708 011-525-55-442-4948 (mp@proa.structura.com.mx)

GRUPO TMM, S.A. REPORTS REVENUE GROWTH
IN THE THIRD QUARTER AND
DEBT REDUCTION IN THE NINE MONTHS

(Mexico City, October 28, 2003) – Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; “TMM”), a Latin American multi-modal transportation and logistics company and owner of the controlling interest in Mexico’s busiest railway, TFM, reported revenues from consolidated operations of $230.1 million for the third quarter of 2003, compared to $224.6 million for the same period of 2002. Improved revenues were reported across all divisions, except Specialized Maritime. The company continued to be negatively impacted in the third quarter by devaluation of the peso and by reduced levels of automotive manufacturing in Mexico. Peso devaluation was 8.2 percent quarter over quarter.

Operating profit for the third quarter decreased 4.3 percent compared to the same period of 2002, due mainly to the slowdown of the Mexican automotive industry and to increased fuel costs.

Revenues from consolidated operations for the first nine months of 2003 were $678.0 million, compared to $688.4 million for the same period of 2002. Operating profit for the nine months decreased 19.6 percent compared to the same period of 2002.

The company had a net lost $29.9 million, or approximately 53 cents per share, in the third quarter. Year-to-date net income was a loss of $20.4 million, or 36 cents per share. Net profit in the third-quarter and nine-month periods was impacted by one time charges totaling $10.9 million, including, $2.8 million for costs associated with employee severances; $2.4 million for amortization of warrants issued in connection with the convertible note paid earlier in the year; and $5.7 million in net book loss from the sale of the Anahuac tanker vessel. TFM’s net income for the nine months was impacted by a one time charge of $18.3 million as part of VAT recovery expenses and by $38.5 million associated with the declining value of deferred tax credits primarily due to peso devaluation, $19.2 million of which was booked in the third quarter.

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In the nine-month period, unconsolidated TMM reduced financial obligations by $60.9 million, and TFM reduced debt by $45.3 million.

At TFM, the company’s rail subsidiary, nine-month revenue was negatively impacted by $45.7 million primarily due to declining auto production shipments and by continued peso devaluation of 8.2 percent for the quarter and 12 percent for the nine months. Revenue growth at TFM returned in the third quarter.

In the third quarter, the company’s Specialized Maritime reported decreased revenues due to the elimination of the maritime car carrier business. Absent this event, revenues would have increased quarter over quarter by 9 percent. Gross profit and operating profit for the division improved, increasing operating margin by 3.5 percent. The division recently added three extra vessels through a bidding process with PEMEX, which has improved revenue by $840,000 per month starting in August. The business unit is currently involved in a bidding process, which will be concluded in early November, for an additional eight offshore vessels. Chemical parcel tanker volume and revenue improved quarter over quarter by approximately 41 percent and 32 percent respectively.

TMM’s Logistics division’s revenues increased in the third quarter compared to the same period of 2002 by 18.2 percent, due to new line-feeding operations with the Mexican automobile industry, additional volume in its trucking operations, increased RoadRailer and trailer movements and terminal expansions. Margins were impacted by imbalances of cargo, the introduction of new equipment and one-time start-up costs.

In the Ports and Terminals division, revenues, gross profit and operating profit increased during the third quarter of 2003 primarily due mainly to seasonal passenger activity at Acapulco, in spite of a decrease in automobile handling.

Javier Segovia, president of TMM said, “While issues surrounding our debt, the termination of the Acquisition Agreement with Kansas City Southern and the VAT lawsuit have been in the forefront, we achieved revenue improvement in all of our divisions, except Specialized Maritime, which did experience substantial margin improvements. Consolidated SG & A was reduced across all operations by $3.9 million net of restructuring costs during the last four months.

“We are actively engaged in a dialogue with bondholders organized in an ad hoc committee and with their advisors,” Segovia continued, “which we hope will lead to a successful resolution. The restructuring will allow us to focus on operations and successfully execute our business plan.

“The termination by TMM’s board of directors of the Acquisition Agreement with Kansas City Southern for the company’s interest in TFM formalizes TMM’s shareholders’ decision to exercise the full extent of their rights and not approve the transaction. We remain confident that once all of the substantive issues are reviewed through arbitration, the company will be able to pursue all reasonable alternatives to restructure Grupo TMM and improve the company’s financial profile.

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“Additionally, the courts in Mexico have resolved TFM’s Valued Added Tax lawsuit and instructed the government to award TFM a tax certificate in an amount consistent with Article 22 of the Mexican Fiscal Code. Even though the Fiscal attorney has sought a revision and further clarification, we remain confident in the integrity of the Mexican legal system and in the eventual outcome.”

“Finally,”Segovia concluded, “Grupo TFM has requested adherence to the specific process provided in the Purchase-Sales Agreement of TFM’s stock for the exercising of the Mexican government’s Put option for the 20 percent equity interest in TFM it retains. Grupo TFM and its partners acknowledges its commitment to acquire this remaining equity at TFM.”

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Grupo TMM Add 3

DIVISIONAL RESULTS

Third Quarter 2003

	Railroad		*Ports	Specialized Maritime	Logistics	Other	Total

	TFM	Tex-Mex

Revenue	164,620	13,625	4,934	28,718	23,070	(4,894)	230,073

Costs	126,823	14,323	4,150	23,940	21,216	(5,029)	185,423

Gross Result		(698)	784	4,778	1,854	135	n.a.

Gross Margin		(5.1%)	15.9%	16.6%	8.0%	2.8%	n.a.

SG & A (Estimate)		1,119	664	2,100	1,480	3,552	8,915

Operating Results	37,797	(1,817)	120	2,678	374	(3,417)	35,735

Operating Margin	23.0%	(13.3%)	2.4%	9.3%	1.6%	(69.8%)	15.5%

Third Quarter 2002

	Railroad		*Ports	Specialized Maritime	Logistics	Other	Total

	TFM	Tex-Mex

Revenue	163,183	12,269	4,830	29,346	19,511	(4,502)	224,637

Costs	123,088	12,325	4,182	25,364	16,972	(4,475)	177,456

Gross Result		(56)	648	3,982	2,539	(27)	n.a.

Gross Margin		(0.5%)	13.4%	13.6%	13.0%	(0.6%)	n.a.

SG & A (Estimate)		975	706	2,292	1,301	4,576	9,851

Operating Results	40,095	(1,031)	(58)	1,690	1,238	(4,603)	37,330

Operating Margin	24.6%	(8.4%)	(1.2%)	5.8%	6.3%	(102.2%)	16.6%

First Nine Months 2003

	Railroad		*Ports	Specialized Maritime	Logistics	Other	Total

	TFM	Tex-Mex

Revenue	481,397	41,967	15,990	84,661	67,245	(13,235)	678,025

Costs	378,213	42,049	12,887	72,547	60,204	(13,389)	552,511

Gross Result		(82)	3,103	12,114	7,041	154	n.a.

Gross Margin		(0.2%)	19.4%	14.3%	10.5%	1.2%	n.a.

SG & A (Estimate)		3,200	2,162	7,346	3,249	12,231	28,189

Operating Results	103,184	(3,282)	941	4,768	3,792	(12,077)	97,325

Operating Margin	21.4%	(7.8%)	5.9%	5.6%	5.6%	(91.3%)	14.4%

First Nine Month 2002

	Railroad		*Ports	Specialized Maritime	Logistics	Other	Total

	TFM	Tex-Mex

Revenue	494,162	38,385	15,135	94,991	58,593	(12,889)	688,377

Costs	371,117	36,312	12,678	79,510	51,572	(12,746)	538,443

Gross Result		2,073	2,457	15,481	7,021	(143)	n.a.

Gross Margin		5.4%	16.2%	16.3%	12.0%	(1.1%)	n.a.

SG & A (Estimate)		2,809	2,333	6,785	3,817	13,131	28,875

Operating Results	123,045	(736)	124	8,696	3,204	(13,274)	121,059

Operating Margin	24.9%	(1.9%)	0.8%	9.2%	5.5%	(103.0%)	17.6%

*	Reflects continuing operations for port division (Acapulco and Tuxpan)

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ASSET SALES AND LEGAL PROCEEDINGS

On April 22, the company announced it had entered into agreements to place its interest in Grupo TFM (“TFM”) under common control with Kansas City Southern (“KCS”) for $200 million in cash and 18 million shares of KCS common stock. TMM would have received an additional cash payment, not to exceed $180 million, upon the successful completion of certain events.

Previously, the company announced, that at its General Ordinary Shareholders’ meeting on August 18 shareholders unanimously did not approve the sale of TMM’s interests in Grupo TFM to KCS. As was made public, approval of the company’s stockholders was required under the terms of the Acquisition Agreement for the sale to proceed. As a result of the unanimous vote, TMM’s board of directors formally notified KCS of the termination of the proposed sale.

Subsequently, the Mexican Foreign Investment Commission was also formally notified by TFM of the termination of the application before the Commission to permit KCS’s participation in more than 49 percent of TFM’s equity. On August 25, the Mexican Foreign Investment Commission notified TFM that its resolution to close the administrative process had been initiated before the Commission.

On August 29, TFM announced it had given notice to KCS of the exercise of its right to repurchase shares representing an aggregate 51 percent interest in Mexrail, Inc. (“Mexrail”) that were sold to KCS in May 2003. The shares were being held in a voting trust pending the receipt of approval of the United States Surface Transportation Board (“STB”) of KCS’s application to assume control of Mexrail. Under the terms of the Stock Purchase Agreement entered into in April 2003, TFM had the unilateral right to repurchase the shares of Mexrail for the same amount received by TFM in May 2003 upon closing of the sale of the shares to KCS.

On September 4, the company announced that KCS had initiated a lawsuit in Delaware state court seeking a preliminary injunction against TMM, seeking to impose restrictions on TMM pending the outcome of arbitration or other dispute resolution process under the Acquisition Agreement. On October 22, the court granted the preliminary injunction to KCS requiring the parties to preserve the status quo pending resolution of the arbitration process. TMM had previously requested KCS to commence the arbitration process as quickly as possible, and expects that process to begin in the next few weeks.

On September 23, the U.S. STB issued a decision finding no need to rule on the transfer back to TFM of the 51 percent interest in Mexrail. On October 1, the company announced that TFM completed the repurchase of the shares in Mexrail from KCS, upon which TFM again owned 100 percent of Mexrail. The repurchase effectively unwound the prior sale to KCS and did not affect the operations of TFM or Mexrail.

The company’s board of directors has also directed management to pursue all reasonable alternatives to restructure TMM’s outstanding indebtedness and improve the company’s financial profile.

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LIQUIDITY AND DEBT PROFILE

During late 2002 and early 2003, TMM presented various offers to holders of its bonds due on May 15, 2003, and November 15, 2006, in order to extend the maturity date of the issues through a Bond Exchange.

After numerous extensions and amendments of the company’s exchange offer, with the goal of encouraging its creditors to grant TMM the necessary time to finalize the sale of assets and be able to fulfill its obligations, the company was unable to obtain the percentage of support required for the Bond Exchange to be completed on terms that were commercially reasonable for the company.

The company remains committed to honoring its financial obligations while preserving its businesses, and has re-initiated the negotiation process with its creditors, engaging Miller, Buckfire, Lewis and Ying LLC to assist in the restructuring of the company’s debt. With the company’s support, an informal committee of holders of its Notes has been formed. The committee is now represented by a substantive amount of the principal holders of the Notes. The law firm of Akin, Gump, Strauss, Hauer & Feld LLP, and the financial advisory firm of Houlihan Lokey Howard & Zukin have been retained to represent the committee.

On August 22, the company announced it had completed the refinancing of the outstanding amounts under its existing receivables securitization program. After giving effect to the amendments to the transaction, there will be approximately $54 million of outstanding certificates issued by the securitization trust. The new certificates require monthly amortization of principal and interest and mature in three years. This refinancing improves the company’s overall liquidity by allowing the release of excess cash retained in the securitization trust and significantly improves the maturity profile of the payments due under the receivables securitization program, which had become payable in June.

In the nine-month period of 2003, TMM reduced its financial obligations by approximately $60.9 million primarily from the debt repayment from the net proceeds of certain asset sales, and TFM reduced its debt by approximately $45.3 million. As a result, consolidated debt reduction was approximately $106.2 million.

VAT LAWSUIT

On August 26, the company announced that TFM was formally notified by the Mexican Federal Tribunal of Fiscal and Administrative Justice (“Fiscal Court”) of its resolution regarding TFM’s Value Added Tax (VAT) Lawsuit initiated by TFM in 1997 (valued at $2,111 million pesos as of December 1996).

The resolution is the result of the unanimous vote of the nine magistrates present at the public session, and was issued in compliance with the June 11, 2003, ruling (amparo) of the Court of the First Circuit (the “Federal Court”). With this new resolution, the Fiscal Court has resolved to vacate its previous resolution of December 6, 2002, considering the “ficta denial” (negativa ficta) claimed by TFM, and has also resolved that TFM proved its claim. The Fiscal Court has ordered the issuance of the VAT Certificate to TFM under the terms established by article 22 of the Mexican Fiscal Code.

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On October 3, the Tax Attorney of the Mexican Government filed for a review of the ruling.

TFM PUT

Grupo TFM has requested a federal judge in Mexico to provide an appropriate interpretation of the Purchase-Sale Agreement of TFM’s common stock, requesting adherence to the specific process provided in the Agreement and its Amendments for the exercising of the Mexican government’s Put option for the 20 percent equity interest in TFM it retains.

Since none of the steps of this process have been completed; and the real value of the shares of TFM owned by the government cannot be determined because TFM has not received reimbursement of a Value Added Tax, although ordered by the Mexican Fiscal Court on August 13, there can be no condition that applies in order for the Mexican government to request that TFM acquire the equity stake held at TFM by the government.

Grupo TFM acknowledges its commitment to acquire the equity interest that the Mexican government holds in TFM and has informed the government of its desire to comply once the pending steps from the original Agreement are completed.

TMM’s management will discuss earnings and provide a corporate update on Wednesday, October 29 at 11:00 a.m. Eastern Time. To participate in the call, please dial 800-240-2134 (domestic) or 212-329-1451 (international) at least five minutes prior to the start of the call. A simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 17893. The company suggests that Internet participants access the site at least five minutes prior to the start of the conference call to download and install any software required to run the presentation. A replay of the conference call will be available through November 5 at 11:59 p.m. EST, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 555517. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 17893.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. TMM also has a significant interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Visit Grupo TMM’s web site at www.grupotmm.com and TFM’s web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the company’s investment in TFM and other new businesses; risks associated with the company’s reorganization and asset sale programs; the ability of the company to complete the sale of its interest in the ports division and its interest in Grupo TFM; the ability of the company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the company to repay or refinance its indebtedness. These risk factors and additional information are included in the company’s reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

Financial tables to follow....

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Grupo TMM Add 7

Grupo TMM, S.A. and subsidiaries Statement of Income (Restated without Railroad) - millions of dollars -

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002

Revenue from freight and services	56.732	53.655	167.908	181.924

Cost of freight and services	(47.503)	(44.315)	(139.842)	(148.772)

Depreciation of vessels and operating equipment	(1.681)	(2.111)	(5.655)	(6.881)

	7.548	7.229	22.411	26.271

Administrative expenses	(7.230)	(8.876)	(22.211)	(27.239)

Corporate reestructuring expenses	(0.566)		(2.778)

Operating (loss)	(0.248)	(1.647)	(2.578)	(0.968)

Financial (expenses) income, - net	(11.905)	(14.574)	(42.357)	(42.857)

Exchange (loss) gain - Net	(0.910)	(0.036)	(2.527)	0.487

	(12.815)	(14.610)	(44.884)	(42.370)

Other (expenses) income - Net	(3.546)	(46.502)	50.086	(13.010)

(Loss) income before taxes	(16.609)	(62.759)	2.624	(56.348)

Provision for deferred taxes	0.459	6.748	1.988	22.535

(Loss) income before minority interest	(16.150)	(56.011)	4.612	(33.813)

Minority interest	(0.012)	19.346	(1.941)	(2.806)

Net (loss) income before results for investment in TFM	(16.162)	(36.665)	2.671	(36.619)

Interest in TFM	(13.768)	(5.015)	(23.080)	2.883

(Loss) income - Net	(29.930)	(41.680)	(20.409)	(33.736)

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
Earnings per share (dollars / share)	(0.53)	(0.73)	(0.36)	(0.59)

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
Earnings per share (dollars / share)	(0.53)	(0.73)	(0.36)	(0.59)

*	Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of the applications of our Financial Statement. -more-

Grupo TMM Add 8

Grupo TMM, S.A. and subsidiaries * Balance Sheet (Restated without Railroad) - millions of dollars -

	September 30, 2003	December 31, 2002

Current assets:
Cash and cash equivalents	35.430	31.607

Accounts receivable
Accounts receivable - Net	41.104	36.556

Other accounts receivable	53.246	56.111

Prepaid expenses and others current assets	7.710	6.409

Total discontinued current assets		61.780

Total current assets	137.490	192.463

Property, machinery and equipment - net	79.094	93.618

Investment in GTFM	362.556	386.165

Other assets	52.675	45.638

Deferred taxes	107.183	105.343

Total discontinued non-current assets		80.287

Total assets	738.998	903.514

Current liabilities:
Bank loans and current maturities of long term liabilities	179.305	206.332

Suppliers	13.839	15.439

Other accounts payable and accrued expenses	107.173	155.243

Total discontinued current liabilities		6.762

Total current liabilities	300.317	383.776

Deferred taxes	4.674	7.500

Discontinued deferred taxes		12.659

Long-term liabilities:
Bank loans and other obligations	201.521	202.276

Other long-term liabilities	77.480	63.896

Total discontinued long-term liabilities		6.740

Total long-term liabilities	279.001	272.912

Total Liabilities	583.992	676.847

Minority interes	35.565	41.050

Discontinued minority interes		45.767

Stockholders’ equity
Common stock	121.158	121.158

Retained earnings	16.040	36.449

Initial accumulated translation loss	(17.757)	(17.757)

Total stockholder’s equity	119.441	139.850

Total liabilities and stockholders’ equity	738.998	903.514

*	Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. Will show the effect of the applications of our Financial Statement. -more-

Grupo TMM Add 9

Grupo TMM, S.A. and subsidiaries * Statement of Cash Flow (Restated without Railroad) - millions of dollars -

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002

Cash flow from operation activities:
(Loss) income - net	(29.930)	(41.680)	(20.409)	(33.736)

Charges (credits) to income not affecting resources:
Depreciation & amortization	2.787	6.250	13.431	16.747

Interest in TFM	13.768	5.015	23.080	(2.883)

Minority interest	0.012	(19.346)	1.941	2.806

Deferred income taxes	(1.245)	(7.372)	(4.327)	(23.811)

Other non-cash items	5.663	5.086	(48.845)	6.771

Total non-cash items	20.985	(10.367)	(14.720)	(0.370)

Changes in assets & liabilities	(2.141)	66.827	(19.044)	43.409

Total adjustments	18.844	56.460	(33.764)	43.039

Net cash provided (used in) by operating activities	(11.086)	14.780	(54.173)	9.303

Cash flow from investing activities:
Proceeds from sales of assets (net)	6.791	0.255	6.929	0.920

Payments for purchases of assets	(0.479)	(8.446)	(3.681)	(15.322)

Sale of subsidiarie, net of cash sold	0.640		0.640	11.996

Proceeds from discontinued business (net)			127.765

Dividends paid to minority partners	(8.000)	(2.078)	(8.000)	(2.751)

Dividends from non-consolidates subsidiaries				1.173

Net cash (used in) provided by investment activities	(1.048)	(10.269)	123.653	(3.984)

Cash flow provided by financing activities:
Short-term borrowings (net)	(1.391)	2.432	(18.090)	(33.771)

Principal payments under capital lease obligations	(0.396)	(0.018)	(0.811)	(0.054)

(Repurchase) sale of accounts receivable (net)	4.593	(1.093)	(32.719)	(2.163)

Repayment of long-term debt	(0.247)	(0.247)	(0.742)	(0.742)

(Paid) Proceeds from convertible notes		(9.602)	(13.295)	22.898

Net cash (used in) provided by financing activities	2.559	(8.528)	(65.657)	(13.832)

Net increase (decrease) in cash	(9.575)	(4.017)	3.823	(8.513)

Cash at beginning of period	45.005	25.981	31.607	30.477

Cash at end of period	35.430	21.964	35.430	21.964

*	Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. Will show the effect of the applications of our Financial Statement. -more-

Grupo TMM Add 10

Grupo TMM, S.A. and subsidiaries * Consolidated Statement of Income (Restated) - millions of dollars -

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002

Revenue from freight and services	230.073	224.637	678.025	688.377

Cost & expenses of operation	(162.406)	(154.629)	(483.265)	(470.437)

Depreciation & amortization of vessels and operating equipment	(23.017)	(22.827)	(69.246)	(68.006)

	44.650	47.181	125.514	149.934

Administrative expenses	(8.349)	(9.851)	(25.411)	(28.875)

Corporate reestructuring expenses	(0.566)		(2.778)

Operating income	35.735	37.330	97.325	121.059

Financial (expenses) income,net	(39.691)	(41.704)	(125.761)	(111.157)

Exchange gain (loss) - Net	(8.079)	(3.121)	(12.647)	(13.910)

	(47.770)	(44.825)	(138.408)	(125.067)

Other (expense) income - Net	(19.550)	(46.999)	24.983	(21.248)

(Loss) income before taxes	(31.585)	(54.494)	(16.100)	(25.256)

Provision for deferred taxes	(18.436)	(15.139)	(35.792)	3.192

(Loss) income before minority interest	(50.021)	(69.633)	(51.892)	(22.064)

Minority interest	20.091	27.953	31.483	(11.672)

(Loss) income - Net	(29.930)	(41.680)	(20.409)	(33.736)

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
Earnings per share (dollars / share)	(0.53)	(0.73)	(0.36)	(0.59)

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
Earnings per share (dollars / share)	(0.53)	(0.73)	(0.36)	(0.59)

*	Prepared in accordance with International Accounting Standards.

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of the applications of our Financial Statement. -more-

Grupo TMM Add 11

Grupo TMM, S.A. and subsidiaries * Consolidated Balance Sheet (Restated) - millions of dollars -

	September 30, 2003	December 31, 2002

Current assets:
Cash and cash equivalents	43.812	61.855

Accounts receivable
Accounts receivable - Net	148.625	129.263

Other accounts receivable	137.271	159.935

Prepaid expenses and others current assets	32.249	38.873

Total discontinued current assets		61.780

Total current assets	361.957	451.706

Property, machinery and equipment - net	1,887.575	1,918.473

Other assets	127.731	125.693

Deferred taxes	171.078	207.751

Total discontinued non-current assets		80.287

Total assets	2,548.341	2,783.910

Current liabilities:
Bank loans and current maturities of long term liabilities	311.254	224.885

Suppliers	52.101	78.155

Other accounts payable and accrued expenses	203.280	213.683

Total discontinued current liabilities		6.762

Total current liabilities	566.635	523.485

Deferred taxes	5.376	8.936

Discontinued deferred taxes		12.659

Long-term liabilities:
Bank loans and other obligations	1,047.549	1,206.828

Other long-term liabilities	128.527	119.930

Total discontinued long-term liabilities		6.740

Total long-term liabilities	1,176.076	1,333.498

Total Liabilities	1,748.087	1,878.578

Minority interes	680.813	719.715

Discontinued minority interes		45.767

Stockholders’ equity
Common stock	121.158	121.158

Retained earnings	16.040	36.449

Initial accumulated translation loss	(17.757)	(17.757)

Total stockholder’s equity	119.441	139.850

Total liabilities and stockholders’ equity	2,548.341	2,783.910

*	Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. Will show the effect of the applications of our Financial Statement. -more-

Grupo TMM Add 12

Grupo TMM, S.A. and subsidiaries * Consolidated Statement of Cash Flow (Restated) - millions of dollars -

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002

Cash flow from operation activities:
(Loss) income - net	(29.930)	(41.680)	(20.409)	(33.736)

Charges (credits) to income not affecting resources:
Depreciation & amortization	25.726	33.588	81.832	87.021

Minority interest	(20.091)	(8.324)	(31.483)	31.301

Deferred income taxes	17.650	14.515	33.453	(4.468)

Other non-cash items	7.882	(18.058)	(44.238)	2.244

Total non-cash items	31.167	21.721	39.564	116.098

Changes in assets & liabilities	15.639	71.877	(0.238)	4.372

Total adjustments	46.806	93.598	39.326	120.470

Net cash provided (used in) by operating activities	16.876	51.918	18.917	86.734

Cash flow from investing activities:
Proceeds from sales of assets (net)	6.876	0.976	7.254	1.864

Payments for purchases of assets	(16.420)	(188.877)	(53.675)	(261.167)

Sale of subsidiarie, net of cash sold	(32.000)		0.640

Proceeds from discontinued business (net)			127.765

Dividends paid to minority partners	(8.000)	(2.078)	(8.000)	(2.751)

Dividends from non-consolidates subsidiaries				1.173

Net cash (used in) provided by investment activities	(49.544)	(189.979)	73.984	(260.881)

Cash flow provided by financing activities:
Short-term borrowings (net)	(1.391)	37.406	(18.090)	41.131

Principal payments under capital lease obligations	(0.396)	0.078	(0.811)	(0.328)

(Repurchase) sale of accounts receivable (net)	4.593	(1.093)	(32.719)	(2.163)

Repayment of long-term debt	(18.534)	(330.247)	(76.029)	(340.742)

Proceeds from issuance of long-term debt	30.000	249.836	30.000	427.327

New capital lease obligations		(0.348)

(Paid) Proceeds from convertible notes		(9.602)	(13.295)	22.898

Net cash (used in) provided by financing activities	14.272	(53.970)	(110.944)	148.123

Net increase (decrease) in cash	(18.396)	(192.031)	(18.043)	(26.024)

Cash and cash equivalents at beginning of the period	62.208	249.218	61.855	83.211

Cash and cash equivalents at end of the period	43.812	57.187	43.812	57.187

*	Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. Will show the effect of the applications of our Financial Statement.

Note: Cash flows from discontinued business were as follows:

Net cash provided (used in) by operating activities	12.015	2.284

Net cash (used in) provided by investment activities	(15.777)	(1.870)

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